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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                  MAY                       , 2003
                 -------------------------------------------    --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                          PERUSAHAAN PERSEROAN (PERSERO)
                                          PT TELEKOMUNIKASI INDONESIA
                                          --------------------------------------
                                                      (REGISTRANT)




DATE     MAY 27TH, 2003                   BY /s/ Rochiman Sukarno
     ----------------------                  -----------------------------------
                                                        (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT

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                                  PRESS RELEASE
                            No.TEL 250/PR000/UHI/2003


                       THE SEC COMMENTS TELKOM'S FORM 20-F


BANDUNG, MAY 27, 2003 - It is hereby announced that PT (Persero) Telekomunikasi Indonesia Tbk. ("TELKOM") has filed its Annual Report for the financial year 2002 with Bapepam and United States Securities and Exchange Commission ("SEC"). The Annual Report has been approved and accepted by the Company's Annual General Meeting of Shareholders.

TELKOM's Annual report on form 20-F is currently being reviewed by the SEC. In addition, the SEC has sent a letter to TELKOM to clarify the filing process.

Currently, TELKOM is in the process of preparing all the clarifications inquired by the SEC as mentioned in its letter.






ROCHIMAN SUKARNO
Head of Investor Relations Unit

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP : 62-21-5215109
FAX  : 62-21-5220500
E-MAI   : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID